Exhibit (a)(1)(D)

Form of Confirmation Email to Eligible Employees

MaxLinear, Inc. (“MaxLinear”) has received your election by which you elected to accept or reject the MaxLinear offer to exchange certain outstanding options for restricted stock units with respect to some or all of your outstanding eligible option grants, subject to the terms and conditions of the offer.

Your election has been recorded as follows:

Eligible Option Grant Date	Eligible Option Grant Number	Eligible Option Exercise Price Per Share	Total Number of Eligible Options (as of May 18, 2012)	Number of Vested Shares Subject to Eligible Option Grant (as of May 18, 2012)	Elect to Exchange Entire Eligible Option Grant?
[DATE]	[GRANT NO.]	$[PRICE]	[SHARES]	[SHARES]	[YES/NO]
[DATE]	[GRANT NO.]	$[PRICE]	[SHARES]	[SHARES]	[YES/NO]
[DATE]	[GRANT NO.]	$[PRICE]	[SHARES]	[SHARES]	[YES/NO]
Total:			[TOTAL SHARES]

If you change your mind, you may change your election to accept or reject the offer with respect to some or all of your eligible option grants by submitting a new, properly completed, signed and dated election. The new election must be delivered via the MaxLinear offer website at https://maxlinear.equitybenefits.com or by fax at (760) 444-8598 no later than 9:00 p.m., Pacific Time, on the offer expiration date, currently expected to be May 18, 2012.

Only responses that are properly completed, signed, dated and actually received by MaxLinear via the offer website or fax before the offer expires will be accepted. Responses submitted by any other means, including email, hand delivery, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to MaxLinear by phone at (760) 692-0711, Ext. 228 or email at stockadmin@maxlinear.com.

Please note that our receipt of your election is not by itself an acceptance of the eligible options for exchange. For purposes of the offer, MaxLinear will be deemed to have accepted eligible options for exchange that are validly tendered and not properly withdrawn as of when MaxLinear gives oral or written notice to the option holders generally of its acceptance for exchange of such eligible options, which notice may be made by press release, email or other method of communication. MaxLinear’s formal acceptance of the properly tendered eligible options is expected to take place shortly after the expiration of the offer.

This notice does not constitute the Offer to Exchange Certain Outstanding Options for Restricted Stock Units (referred to as the “Offer to Exchange”). The full terms of the offer are described in (1) the Offer to Exchange; (2) the email from Kishore Seendripu, Ph.D., our Chief Executive Officer and Chairman of the Board, dated April 20, 2012; and (3) the election form, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, or by contacting MaxLinear by phone at (760) 692-0711, Ext. 228 or email at stockadmin@maxlinear.com.